UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-40695

Dole plc

(Exact name of registrant as specified in its charter)

Dole plc

29 North Anne Street

Dublin 7

Ireland

D07 PH36

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Dole plc Announcement Regarding Chief Financial Officer

DUBLIN – March 15, 2022 – Dole plc (NYSE: DOLE) announced today that Frank Davis, Chief Financial Officer, has informed the Board that he wishes to retire as CFO and Board Director at the end of June this year.

Mr. Davis has many years of experience in the fresh produce industry, having joined Fyffes in 1983. He has held a number of senior leadership roles in the Group and was appointed to the Board in 2009, having previously held the roles of Company Secretary and CFO since 2006. “Frank is a hugely respected colleague who has been instrumental in the growth and development of the Group, playing a pivotal role in the recent IPO and the creation of Dole plc,” said Rory Byrne, Dole’s CEO. “I, and the Board, thank him for his commitment and contribution over the years.”

Jacinta Devine will be appointed as Chief Financial Officer for the Group and will join the Board as of July 1, 2022.

Ms. Devine joined the company in 1996 and has a deep knowledge of the entire business, having held various senior financial positions in addition to being Company Secretary. “Jacinta’s experience of over 25 years with the Group will ensure that there is a smooth transition over the course of the next few months and I wish Jacinta every success in her new role,” Mr. Byrne said.

About Dole plc

A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.

Forward-looking information

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on management’s expectations, assumptions, and projections based on information available at the time the statements were made. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including the impact of general economic, industry or regulatory conditions, many of which are beyond Dole plc’s control. Any forward-looking statement in this release speaks only as of the date of this release. Dole plc undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Investor Contact:

James O Regan, Head of Investor Relations, Dole plc

joregan@totalproduce.com

+353 1 887 2794

Media Contact:

Phil Elwood, Ogilvy

philip.elwood@ogilvy.com

+1 202 423 7957

Julianna Richter, Ogilvy

julianna.richter@ogilvy.com

+1 646 427 4185

Brian Bell, Wilson Hartnell PR

brian.bell@ogilvy.com

+353 87 2436 130

DOLE plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2022	DOLE PLC
(Registrant)

	By:	/s/ Rory Byrne
	Name:	Rory Byrne
	Title:	Chief Executive Officer